UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE
ACT OF 1934

For the month of:	June 2015
Commission File Number	333-183376

(Translation of registrant’s name into English)

357 Bay Street, Suite 902, Toronto, Ontario, M5H 2T7, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]                        Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

EXPLANATORY NOTE

In connection with the annual and special meeting of shareholders (the “ASM”) of Xtra-Gold Resources Corp. (the “Company”) held on June 22, 2015, on June 25, 2015 the Company filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following document:

  Report of Voting Results (National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3).

Subsequent to the ASM, the board of directors of the Company appointed the following officers for the ensuing year:

  Peter Minuk as President, Chief Executive Officer, Corporate Secretary and Chairman of the Board;

  Victor Nkansa, as Chief Financial Officer and Vice-President, Ghana Operations; and

  Yves Clement, as Vice-President, Exploration.

SUBMITTED HEREWITH

Exhibit	Description of Exhibit

99.1	Report of Voting Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 25, 2015	XTRA-GOLD RESOURCES CORP.
(Registrant)

	By:	/s/ Peter Minuk
Peter Minuk,
Chief Executive Officer